UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2024

001-41208
(Commission File Number)

NOVONIX LIMITED

(Translation of registrant’s name into English)

Level 38

71 Eagle Street

Brisbane, QLD 4000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Request for Trading Halt dated November 26, 2024

Exhibit 99.2	ASX Announcement (Equity Raising Announcement) dated November 26, 2024

Exhibit 99.3	Investor Presentation dated November 2024, filed November 26, 2024

Exhibit 99.4	Appendix 3B (Proposed Issue of Securities) dated November 26, 2024

Exhibit 99.5	ASX Announcement (Completion of Institutional Placement) dated November 27, 2024

Exhibit 99.6	ASX Announcement (December Investor Events) dated November 27, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVONIX LIMITED

By:	/s/ Dr. John Christopher Burns
Dr. John Christopher Burns
Chief Executive Officer

Date: November 27, 2024